EXHIBIT 2
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For Immediate Release                                               1 April 2005

                                WPP Group plc  ("WPP")

                        Notice of First Quarter Trading Update

WPP will announce its first quarter trading update for the three months ended 31 March 2005 on Friday, 22nd April 2005.



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